SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

POINTER TELOCATION LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicateby check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release

Pointer Telocation Announces the Execution of a Binding Memorandum of Understanding (MOU) with the leading provider of Road Side Assistance in Argentina to Cooperate in Offering Location Based and Stolen Vehicle Retrieval Services

Givatayim, Israel March 12, 2007, Pointer Telocation Ltd. (Nasdaq PNTR), a leading provider of services to insurance companies and car owners, including road-side assistance, towing and stolen vehicle retrieval services in Israel, Argentina and Mexico, announced today its signing of a binding MOU with the leading provider of Road Side Assistance & Towing services in Argentina (the “Argentinean Partner”) to cooperate in offering location based services and stolen vehicle retrieval (SVR) services.

The closing of the transaction is subject to the Argentinean Partner’s success in reaching an agreement with a leading automotive manufacturer in Argentina to provide location based services and SVR services (the “New Project”).

Based on the MOU, upon closing the Argentinean Partner shall transfer to Pointer Localización y Asistencia S.A, Pointer’s subsidiary in Argentina (“Pointer Argentina”) all of its location based services and SVR business in consideration for 11% of the outstanding share capital of Pointer Argentina. Thereafter, based on the success of the New Project during thetwo years following the closing, the Argentinean Partner may increase its holdings in Pointer Argentina. Pointer Telocation undertook to provide certain financing to Pointer Argentina during these two years.

Danny Stern, CEO of Pointer Telocation commented: “The cooperation with our new partner has already provided us important contacts with Argentinean insurance companies that we expect to materialize during 2007. We believe that the contemplated new project shall be an important milestone, to achieve additional material growth in Argentina, as well as provide us with the platform and opportunity to launch services to the automotive industry.”

About Pointer Telocation: Pointer Telocation Ltd www.pointer.com provides range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Pointer Telocation provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Pointer’s technology and operational know-how.

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: March 12, 2007